[Winston & Strawn LLP Letterhead]

January 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Kevin L. Vaughn

Martin James

Tara Harkins

Re:	X-Rite, Incorporated

Form 10-K for the Year Ended January 2, 2010, filed March 18, 2010

Form 10-Q for the Quarter Ended October 2, 2010, filed November 12, 2010

File No. 000-14800

Dear Mr. Vaughn:

Our firm represents X-Rite Incorporated, a Michigan corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated December 10, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 (the “Form 10-Q”) filed with the Commission on November 12, 2010. We have addressed your December 10, 2010 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.

Form 10-K for the Year Ended January 2, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 29

1.	We note from your disclosures on page 66 that your first and second lien term loans contain certain financial covenants. Please revise future filings to disclose the most restrictive covenant under the agreement.

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

The Company acknowledges the Staff’s comment and will revise its future annual and quarterly reports to disclose the most restrictive covenants under the credit agreement governing the Company’s outstanding indebtedness, including its first and second lien term loans.

Under the Company’s credit agreement the leverage ratio covenant has historically been the most restrictive covenant. The credit agreement provides that the Company must not exceed a ratio of total debt to Adjusted EBITDA. The allowable maximum was 5.00 at January 2, 2010 and 4.63 at October 1, 2010. The Company’s actual leverage ratio was 4.15 and 2.76 as of January 2, 2010 and October 1, 2010, respectively.

2.	Further to the above, we note from your Form 8-K dated November 9, 2010 that you disclose non-GAAP measures of adjusted EBITDA based on credit agreement and adjusted EBITDA margin. Please clarify for us if you believe that the credit agreement is a material agreement, whether the covenants are material terms of the agreement and whether information about the covenant is material to an investors understanding of your financial condition and/or liquidity. If so, explain to us what consideration you have given to presenting this information in the Forms 10-K and 10-Q. Explain why you ultimately concluded disclosure of this information was not necessary. Please refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.09 available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company has reviewed Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.09 and will revise its future annual and quarterly reports to disclose Adjusted EBITDA in connection with the revised disclosure relating to the restrictive covenants under the Company’s credit agreement described above in item 1.

The Company believes that its credit agreement is a material agreement and that the financial covenants, including the leverage ratio covenant, are material terms of the agreement. As a result and upon further review, the Company also believes the leverage ratio covenant could be material to an investor’s understanding of the Company’s financial condition. As discussed in greater detail below, the Company’s credit agreement uses Adjusted EBITDA to measure the Company’s compliance with the leverage ratio covenant contained therein.

As described above, the credit agreement required that the Company not exceed a ratio of total debt to Adjusted EBITDA of 5.00 at January 2, 2010 and 4.63 at October 1, 2010. The Company’s compliance with this covenant is tested quarterly and the failure to comply with the covenant could result in an event of default under the credit agreement, which if not cured or waived, could result in the acceleration of the Company’s outstanding indebtedness thereunder. Accordingly, failure to comply with the leverage ratio covenant could have a material adverse effect on the Company’s financial condition and liquidity.

In connection with the Form 10-K and the Form 10-Q, the Company determined that disclosure of its actual leverage ratio was not necessary or material, because as of January 2, 2010 and October 2, 2010, its actual leverage ratio was 4.15 and 2.76, respectively, which, in each case, was sufficiently below the covenant threshold. The Company also stated in the Form 10-K and the Form 10-Q that it believed “its current liquidity and cash position, future cash flows and availability under its current credit facility should provide the necessary financial resources to meet its expected operating requirements for the foreseeable future.”

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

As noted above, the Company will revise it’s discussion and analysis of Liquidity and Capital resources in its future filings to include a expanded discussion of the existing credit agreement, including specifically the leverage ratio covenant and the calculation of Adjusted EBITDA as outlined in the Form 8-K dated November 9, 2010.

Item 8. Financial Statements and Supplementary Data, page 38

Consolidated Balance Sheets, page 42

3.	Please revise future filings to disclose on the face of the balance sheet the redemption amount of your mandatorily redeemable preferred stock. Refer to Rule 5-02(27) of Regulation S-X.

The Company acknowledges the Staff’s comment and will revise its future filings to disclose, on the face of the balance sheet, the redemption amount of the Company’s outstanding mandatorily redeemable preferred stock.

Notes to Consolidated Financial Statement, page 47

4.	We note from page 3 and page 21 that you provide warranties to your customers. Please revise your future filings to disclose the nature of the warranties that you provide to your customers. If material, please also revise to provide the disclosures outlined in paragraph 460-10-50-8 of the FASB Accounting Standards Codification.

The Company acknowledges the Staff’s comment and will revise its future annual and quarterly reports to disclose that the Company provides standard product warranties ranging from one to two years. The warranty expense as of January 2, 2010 was approximately $0.6 million and the Company determined that such expense is immaterial. The Company will revise its future filings to provide the disclosures outlined in paragraph 460-10-50-8 of the FASB Accounting Standards Codification to the extent the Company determines that such disclosure is material.

Note 8,Mandatorily Redeemable Preferred Stock and Warrants, page 68

5.	We note your disclosures here regarding your mandatorily redeemable preferred stock. Please explain to us in more detail how you accounted for this transaction at inception and at each subsequent reporting date. Cite the accounting literature relied upon and how you applied it to your situation. Specifically discuss how your accounting complies with the guidance in paragraphs 480-10-25 through 35 of the FASB Accounting Standards Codification.

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

The transaction relating to the Company’s Participating Series A Preferred Stock (“Preferred Stock”) consists of several components that the Company analyzed in determining the accounting treatment for such transaction. The Company entered into an Exchange Agreement on August 18, 2009 (the “Exchange Agreement”) to effectively refinance $41.6 million of its existing second lien debt for 41.6 thousand shares of the Preferred Stock at an original value of $1,000 per share for an aggregate liquidation preference equal to $41.6 million plus accrued dividends. In connection with the transaction contemplated by the Exchange Agreement, the Company issued freestanding warrants exercisable for 7.5 million shares of its common stock at a price of $0.01 per share.

The terms of the Preferred Stock expressly provide that the Company shall redeem the Preferred Stock on January 23, 2014, along with all unpaid dividends and dividends paid in kind. As ASC 480-10-25-4 requires that a mandatorily redeemable instrument be classified as a liability, the Company recognized the Preferred Stock as a liability based on the date certain redemption term of the Preferred Stock. As the Preferred Stock requires liability accounting, the dividends on the Preferred Stock are reported as a component of interest expense.

The Company measured the Preferred Stock liability initially recognized at its then fair value in accordance with ASC 480-10-30-1. The Company discounted the fair value of the Preferred Stock by the fair value of the warrants issued in connection with the transaction and as further discussed below, which was a condition required to incentivize a lender to enter into the transaction.

The Company determined that the warrants are freestanding equity instruments according to the definition of a Freestanding Contract in ASC 815-40-20. As outlined in ASC 815-40-25-1, since the warrant contracts require net share settlement, they are initially recorded as equity. In accordance with ASC 815-40-35-2 the warrants are not subsequently remeasured. The warrant discount is also accounted for in accordance with ASC 835-30-45-1 through 4 for the presentation and amortization (effective interest method) of the discount.

Form 10-Q for the Quarter Ended October 2, 2010

Note 16, Business Segment, page 16

6.

Please explain to us in greater detail the nature of the changes to your organizational structure and reporting systems that caused you to conclude you no longer had two operating segments. Discuss how you evaluated the conditions

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

outlined in Topic 280 of the FASB Accounting Standards Codification in concluding you now have just one operating segment.

The Company has made strategic acquisitions from time to time. With the exception of the acquisition of Pantone LLC (“Pantone”) in 2007 (the “Pantone Acquisition”), all of the Company’s previous acquisition integration efforts commenced immediately following the respective acquisitions and did not require the Company to present segment reporting pursuant to Topic 280 of the FASB Accounting Standards Codification (“ASC 280”).

The Company completed the Pantone Acquisition on October 24, 2007. At that time, management elected to defer the full integration of Pantone in order to allow an appropriate amount of time for the conversion of financial reporting systems, inventory costing systems, management transition, sales team integration, internal controls alignment and similar procedures. As a result, the Company was required to create the Color Standards operating segment in the fourth quarter of 2007 in accordance with ASC 280. At that time, based on the structure of the chief operating decision makers of the two operating segments, the Company also began reporting two separate segments – Color Measurement and Color Standards.

One significant change to the organizational structure related to Pantone’s management structure. During 2009, the Company hired a Senior Vice President and General Manager of Pantone. This individual is a direct report to the Company’s Chief Executive Officer and a member of the Company’s Strategic Leadership Team (“SLT”). Initial responsibilities of the Pantone Senior Vice President and General Manager included the day to day oversight of Pantone and completion of the organizational integration of Pantone into the Company. An SLT member generally has responsibilities that are functionally aligned within the Company’s overall organization (ie, sales, marketing, operations, engineering, general and administrative). The role of the Pantone Senior Vice President and General Manager of Pantone, however, differed from a typical SLT assignment and was not functionally aligned within the organization as a whole.

Due to various business and market factors that slowed the integration of Pantone following the Pantone Acquisition, the Company continued to operate and report as two separate segments during 2008, 2009 and the first half of 2010. In the third quarter of 2010, as described in more detail below, the Company determined that it needed to reassess it’s segments according to ASC 280 and concluded that Company consisted of one operating segment and therefore one reporting segment. This determination was based on the culmination of the Pantone integration efforts and convergence of the following events that were completed during the third quarter of 2010:

•

The Company completed the integration of central service functions of Pantone into the Company with the integration of the inventory management system into the Company’s system and the furthered integration of Pantone’s engineering and research and development functions into the Company.

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

•

The Company completed an organizational realignment to support increased sales growth, enhanced customer experience and Company’s strategic opportunities. This included (i) the realignment of the responsibilities of the Pantone Senior Vice President and General Manager to match the functional reporting model of the Company, which included additional responsibility for the certain product line sales and the Company’s corporate marketing function for Brand, Public Relations, Web and Creative services and which made the structure of this role consistent with the roles of other SLT members, (ii) a change in the corporate reporting structure to require the Pantone finance department to report directly to the Company’s Chief Financial Officer and Corporate Controller and (iii) a change in the corporate reporting structure to require the Pantone human resources department to report directly to the Company’s Vice President of Human Resources.

•

The Company launched the Pantone Plus product line, including the Color Checker Passport solution, which was the first significant unified sales offering between the Color Management and Color Standards operating segments.

•	Pantone’s existing foreign subsidiaries were consolidated into the existing subsidiaries of the Company or operationally merged into the existing operations of the Company.

•

Standalone financial reporting of Pantone effectively migrated to a direct product line analysis with the Company’s consolidated Color Management product line analysis including Imaging and Media, Industrial, Retail, Color Standards, Color Support Services, and Other.

The Company’s analysis with respect to the application of ASC 280 to its operating segments is set forth below.

ASC 280 Segment Reporting Analysis

The Company undertook a two-part analysis in determining to consolidate its Color Measurement and Color Standards operating segments in the third quarter of 2010 in accordance with ASC 280. First, the Company was required to identify its “chief operating decision maker,” who the Company determined is the Company’s Chief Executive Officer. Prior to the completion of the organizational realignment described above, Pantone’s Senior Vice President and General Manager served as the chief operating decision maker of the Color Standards segment and the Company’s Chief Executive Officer served as the chief operating decision maker for both the Color Measurement segment and the Company as a whole. After the completion of the organizational realignment and other integration described above and the alignment of the roles of all members of the SLT according to functional activity, there were no segment managers identified as defined by ASC 280.

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

Second, in accordance with ASC 280, the Company determined its operating segments. ASC 280 defines an operating segment as a component of a public entity that has each of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses; (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (iii) its discrete financial information is available.

The Company determined that the Color Standards segment did not meet the definition of an operating segment under ASC 208. Through the re-assessment process the Company concluded that Pantone now operates in the same manner as the other Color Management product lines of the Company. Furthermore, the chief operating decision maker assesses the Company primarily based on a functional reporting model rather than on the basis of individual product lines. Additionally, the information available by product line is not considered discrete financial information as there is no balance sheet, full profit and loss, or statement of cash flows for the Company’s product lines.

Based on the foregoing, the Company determined that following the completion of the organizational realignment and the other events described above, effective as of the third quarter of 2010, the Company consists of only one operating segment and, accordingly, one reporting segment.

Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

7.	We note your disclosure on page 19 in connection with your discussion of revenues in the Industrial group that in connection with the closure of your Optroniks’ light business, you recognized revenue in the first quarter of fiscal 2010 for systems sales previously not completed and recognizable under GAAP rules. Please provide us with additional details regarding the previously deferred revenue. Explain why you concluded it was appropriate to not recognize revenue for these sales and how your accounting complies with SAB Topic 13. Within your discussion, quantify the amount of revenue recognized related to these sales.

The Company deferred $1.3 million in revenues and $0.4 million of related Cost of Goods Sold (“COGS”) in 2009 due the Customer Acceptance provisions as outlined in SAB Topic 13 Section b Question 1 point (d) Acceptance provisions based on customer-specified objective criteria, specifically by analogy to Question 5.

As of the 2009 year end, while the products had been delivered, the Company was contractually bound by formal acceptance provisions of customer-specific objective criteria which the Company could not reliably demonstrate that the products met the customer-specific criteria prior to formal acceptance. To expand on these points, the applicable product line was unique to

January 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

the Company’s product family in that these color measurement devices were custom made to fit the customer’s specific manufacturing process, line and information systems. It was not until the successful installation and customer acceptance that the Company felt comfortable that the delivery criteria had been met.

Due to the sale of the Optronik business in the first quarter of 2010, the Company used its best efforts to close all open business matters prior to the consummation of the sale. Pursuant to the purchase agreement relating to the sale, the Company transferred the remaining performance obligations associated with the previously deferred Optronik business contracts to the purchaser. Based on the analysis the Company performed at the time of the closing of such sale, the Company accrued $0.1 million associated with the cost to contractually transfer the remaining performance obligations under the contracts to the purchaser of the Optronik business. As this amount was specified in the Optronik purchase agreement, the Company considered it a probable expense, and management concluded that the terms of the purchase agreement satisfied the remaining performance obligations under the contracts. Based on this conclusion, management determined the interpretive response of SAB Topic 13 section b. question 4 was the most representative of the facts and circumstances of the transaction. The Company transferred the accrued performance liability to the purchaser of the Optronik business via a reduction of the purchase price of Optronik. Subsequent to the sale of the Optronik business the Company has no revenues being deferred or recognized under the guidance of SAB Topic 13.

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth
Winston & Strawn LLP